# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Acadian Asset Management Inc., CIK 0001748824
CUSIP: 10948W103
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 200 State Street, Suite 601A, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-24-019176
Filed by CIK 0001317195

## Reporting persons
- Empyrean Capital Partners, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,541,108; sole dispositive power 0; shared dispositive power 1,541,108; aggregate amount beneficially owned 1,541,108 (4.3% of the class)
  Comment: Original filing was under BrightSphere Investment Group. On January 2, 2025, the name was changed to Acadian Asset Management.
- Meron Amos: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,541,108; sole dispositive power 0; shared dispositive power 1,541,108; aggregate amount beneficially owned 1,541,108 (4.3% of the class)
  Comment: Original filing was under BrightSphere Investment Group. On January 2, 2025, the name was changed to Acadian Asset Management.

## Item 1. Issuer
Name of issuer: Acadian Asset Management Inc.
Address of issuer's principal executive offices: 200 State Street, Suite 601A, Boston, Massachusetts, 02109

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Empyrean Capital Partners, LP ("ECP"), a Delaware limited partnership, which serves as investment manager to Empyrean Capital Overseas Master Fund, Ltd. ("ECOMF"), a Cayman Islands exempted company, with respect to the shares of common stock, par value $0.001 per share (the "Common stock") of Acadian Asset Management (the "Company") directly held by ECOMF;

(ii) Mr. Amos Meron, who serves as the managing member of Empyrean Capital, LLC, the general partner of ECP, with respect to the shares of Common stock directly held by ECOMF.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common stock owned by another Reporting Person.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is c/o Empyrean Capital Partners, L.P., 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067
Citizenship:
ECP - a Delaware limited partnership
Amos Meron - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,541,108
Percent of class: 4.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,541,108
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,541,108

The percentages used in this Schedule 13G are calculated based upon 35,811,913 shares of Common Stock outstanding as of August 5, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 7, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Empyrean Capital Partners, LP: /s/ Jennifer Norman, Chief Compliance Officer (11/14/2025)
- Meron Amos: /s/ Amos Meron, Amos Meron (11/14/2025)